Mail Stop 3561

April 3, 2008

J. David Flanery
Chief Financial Officer and Treasurer
Papa John's International, Inc.
2002 Papa Johns Boulevard
Louisville, KY 40299-2367

     Re: **Papa John's International, Inc.**
              File No. 000-21660
              Form 10-K: For the Fiscal Year Ended December 30, 2007
              Form 8-K: February 26, 2008

Dear Mr. Flanery:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 30, 2007

Item 1. Business

Unit Economics, page 3

1. We note that average cash flow is a non-GAAP measure since it excludes depreciation. Similarly, average restaurant operating income is a non-GAAP measure since it is not calculated using operating income from continuing operations. Accordingly, provide the disclosures required by Item 10 of Regulation S-K. Please provide us your intended disclosure.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 63

2. Please quantify for us the significant components of your 2007 purchases of property and equipment, except for amounts that are directly attributable to the 24 company-owned restaurants that were opened during the year.

Note 7. Goodwill and Other Intangible Assets, page 76

3. We note that approximately $20.7 million of your goodwill balance is allocated to your "international operations" segment. We also note that your goodwill impairment analyses performed during the 2007 and 2006 fiscal years did not result in the recognition of an impairment charge during either year. Per Footnote 2 to your financial statements, the recoverability of indefinite-lived intangible assets (i.e., goodwill) is evaluated annually, or more frequently if impairment indicators exist, based upon comparisons of a) the fair value of each reporting unit derived from its discounted cash flows to b) the carrying value of each respective reporting unit. In this regard, please tell us why the "loss(es) from continuing operations before income taxes," which have been experienced by your "international operations" segment during each of the last three fiscal years, did not result in the recognition of an impairment charge during fiscal year 2007 or fiscal year 2006. As part of your response, please tell us i) whether goodwill is allocated to and measured for impairment based upon more than one reporting unit included within your "international operations" segment, ii) the amount of goodwill that has been allocated to each reporting unit within your "international operations" segment, if applicable, and iii) whether certain reportable units have contributed disproportionately to the operating losses realized by your "international operations" segment. In addition, provide us with a copy of your most recent goodwill analysis performed for your "international operations" segment.

Form 8-K: February 26, 2008

Highlights, page 2

4. You disclose a non-GAAP measure "Net Income, excluding noted items." Consequently, please provide the disclosures required by Item 10(e)(1) of Regulation S-K, including the reasons why you believe that presentation of this measure provides useful information to investors regarding your financial condition and results of operations. In addition, since your measure excludes recurring items, please consider the guidance to question and answer eight of our *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*, located on our website at

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Please provide us your intended disclosure.

Comparable Sales, System-wide Sales and Unit Count, page 9

5. Please remove system-wide restaurant sales as a combined total, consistent with the intention stated in your October 16, 2003 correspondence to us.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief